RESPONSE BIOMEDICAL CORPORATION

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of Response Biomedical Corporation held on June 14, 2007 (the "**Meeting**").

Description of Matter	Outcome of Vote
Ordinary Resolution to elect directors as proposed in the management information circular for the Meeting.	All nominees proposed by management **were elected** as Directors of the Company to hold office until the next Annual General Meeting of the Company or until their successors are duly elected or appointed.[(1)]
Ordinary Resolution to appoint Ernst & Young LLP, Chartered Accountants as auditors until the next Annual General Meeting of the Company or until a successor is appointed at a remuneration to be fixed by the Directors, the Directors being hereby authorized to fix such remuneration.	Resolution **passed** by requisite majority.[(1)]
Ordinary Resolution that the Stock Option Plan of the Company be continued in its current form, amended such that it no longer contains a termination date, subject to necessary regulatory approvals, and the Board of Directors of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the TSX Venture Exchange	Resolution **passed** by requisite majority. Details of the voting as follows: Total shares voted in favour: 15,700,020 (95.96%) Total shares voted against: 660,401 (4.04%)
Ordinary Resolution that that the Stock Option Plan of the Company be amended to provide that the aggregate number of shares that may be issued under the Stock Option Plan of the Company be increased by an additional 3,500,000 shares from 13,500,000 to 17,000,000 and the Board of Directors of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the TSX Venture Exchange	Resolution **passed** by requisite majority. Details of the voting as follows: Total shares voted in favour: 11,520,454 (79.66%) Total shares voted against: 2,941,101 (20.34%)

Note:

(1) These votes were conducted by show of hands.

DATED this 22nd day of June, 2007.

RESPONSE BIOMEDICAL CORPORATION

By: ______________________________

Robert G. Pilz, Corporate Secretary